UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SERVOTRONICS, INC.

(Name of Subject Company (Issuer))

TDG RISE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

TRANSDIGM INC.

(Parent of Offeror)

A Wholly Owned Subsidiary of

TRANSDIGM GROUP INCORPORATED

(Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $.20 per share

(Title of Class of Securities)

817732100

(CUSIP Number of Class of Securities)

Jessica L. Warren

General Counsel, Chief Compliance Officer, and Secretary

TransDigm Group Incorporated

1350 Euclid Avenue, Suite 1600

Cleveland, Ohio 44115

(216) 706-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

John J. Allotta

John J. Harrington

Charlotte W. Pasiadis

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

(216) 621-0200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2025, as amended and supplemented by Amendment No. 1 filed on June 16, 2025 (together with any subsequent amendments and supplements hereto, this “Schedule TO”) and is being filed by TDG Rise Merger Sub, Inc., a Delaware corporation (“Purchaser”), TransDigm Inc., a Delaware corporation (“TransDigm”), and TransDigm Group Incorporated, a Delaware corporation (“TD Group”). Purchaser is a wholly owned subsidiary of TransDigm. TransDigm is a wholly owned subsidiary of TD Group. This Schedule TO relates to the offer by Purchaser to purchase (the “Offer”) all outstanding shares of common stock, par value $0.20 per share (the “Shares”), of Servotronics, Inc., a Delaware corporation (“Servotronics”), at a price of $47.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as otherwise set forth in this Amendment, all the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer expired one minute following 11:59 p.m., New York City time, on June 30, 2025. The Depositary for the Offer has advised TD Group, TransDigm and Purchaser that, as of the expiration of the Offer, 2,228,197 Shares were validly tendered and not withdrawn from the Offer, representing approximately 87.09% of the outstanding Shares. As of the expiration of the Offer, the number of Shares validly tendered and not withdrawn from the Offer satisfied the Minimum Condition.

In accordance with the terms of the Offer, Purchaser irrevocably accepted for purchase all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Following acceptance for payment of the Shares, on July 1, 2025, Purchaser effected the Merger pursuant to Section 251(h) of the DGCL, without a vote of Servotronics’ stockholders, as a result of which Purchaser merged with and into Servotronics, with Servotronics surviving the Merger and continuing as a wholly owned subsidiary of TransDigm, and each remaining issued and outstanding Share (other than Shares irrevocably accepted as payment in the Offer, treasury stock of Servotronics to be cancelled or Shares held by Servotronics stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount equal to the Offer Price.

The Shares ceased to trade on NYSE American prior to the opening of business on July 1, 2025 and will be delisted. TD Group, TransDigm and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

The press release announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 10. Financial Statements

Not applicable.

Item 12. Exhibits
Exhibit Number	Description

(a)(5)(B)	Joint press release issued by Servotronics, Inc. and TransDigm Group Incorporated, dated July 1, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TDG RISE MERGER SUB, INC.

By:	/s/ Jessica L. Warren
Name: Jessica L. Warren
Title: Secretary

TRANSDIGM INC.

By:	/s/ Jessica L. Warren
Name: Jessica L. Warren
Title: General Counsel, Chief Compliance Officer and Secretary

TRANSDIGM GROUP INCORPORATED

By:	/s/ Jessica L. Warren
Name: Jessica L. Warren
Title: General Counsel, Chief Compliance Officer and Secretary

Dated: July 1, 2025